FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:.

1.	Press release dated April 28, 2005 regarding financial results for fiscal year ended March 2005.

2.	Press release dated April 28, 2005 regarding new directors.

3.	Press release dated April 28, 2005 regarding grant of incentive stock options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date May 16, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results for Fiscal 2004

Tokyo, April 28, 2005 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for fiscal 2004, ended March 31, 2005.

1. Business Results and Financial Position

Note:	All figures, except for the outlook for fiscal 2005, were converted at the rate of 107 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2005.

Business Results

(1) Summary of Fiscal 2004 Consolidated Business Results

	Year ended March 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	9,027.0	5%	84,365
Operating income	279.0	51%	2,608
Income before income taxes and minority interests	264.5	12%	2,472
Income before minority interests	114.5	197%	1,070
Net income	51.4	224%	481

During the fiscal year, the global economy was generally strong supported by growth in the U.S. Despite some cause for concern in the U.S. economy such as rapidly rising oil prices, consumer spending remained healthy against a backdrop of improvement in the income environment, while corporate plant and equipment investment showed a strong pace of double-digit growth. China, meanwhile, maintained its rapid growth on the back of robust exports to the U.S. and strong domestic demand.

In Japan, the economy remained generally healthy throughout the fiscal year due to strength in exports and plant and equipment investment even though electronic device inventories rose and plant and equipment investment for electronics-related products declined in the fiscal year’s second half.

- more -

Against this backdrop, the Hitachi Group took a number of steps to expand its business in the automotive-related field, including a merger with TOKICO LTD. and Hitachi Unisia Automotive, Ltd., and the establishment of Hitachi Vehicle Energy, Ltd. to develop and manufacture rechargeable lithium-ion batteries for hybrid electric vehicles and other applications. Furthermore, anticipating growth in demand for flat screen TVs, Hitachi teamed up with Toshiba Corporation and Matsushita Electric Industrial Co., Ltd. to establish IPS Alpha Technology, Ltd., an LCD panel joint venture, and also made the decision to make Fujitsu Hitachi Plasma Display Limited a subsidiary from April 2005. This latter company develops, produces and sells plasma display panels.

Targeting business expansion overseas, the company held the “Hitachi Exhibition-China 2004” in China, a market that offers particular potential for growth, to raise the Group’s presence in this country. Another move saw the appointment of Chief Exectives to be based in North America, Europe and China to reinforce the management of integrated Group businesses in these regions.

In this environment, Hitachi’s consolidated revenues increased 5%, to 9,027.0 billion yen. Contributing to this growth were the consolidation of NEOMAX Co., Ltd. (formerly Sumitomo Special Metals Co., Ltd.) and an equity-method affiliate that manufactures and sells elevators and escalators in China, and the merger with TOKICO LTD. Furthermore, higher sales at Hitachi Construction Machinery Co., Ltd. drove a year-on-year increase in revenues in the Power & Industrial Systems segment. Meanwhile, the popularity of plasma televisions and other products lifted revenues in the Digital Media & Consumer Products segment, and revenues in the High Functional Materials & Components segment also increased, mainly due to growth in sales of components and materials for electronics- and automotive-related fields.

Overseas revenues grew 10% to 3,277.4 billion yen due to higher sales in social infrastructure-, automotive- and digital media-related fields as well as other areas, particularly in China, which is a focus of the Hitachi Group’s activities.

Operating income was up 51%, to 279.0 billion yen, mainly the result of higher year-on-year earnings in the Power & Industrial Systems and the High Functional Materials & Components segments.

Lower gains on sales of investment securities were mainly responsible for a 46% decline in other income to 86.4 billion yen. Other deductions improved 7% to 100.9 billion yen as the posting of a foreign exchange gain and other factors outweighed business restructuring charges centered on Information & Telecommunication Systems and Digital Media & Consumer Products.

- more -

As a result, Hitachi reported a 12% increase in income before income taxes and minority interests, to 264.5 billion yen. After income taxes of 149.9 billion yen, income before minority interests was 114.5 billion yen. Net income was up 224%, to 51.4 billion yen.

(2) Revenues and Operating Income by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Year ended March 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,268.3	(2)%	21,200
Operating income	67.7	(3)%	633

Information & Telecommunication Systems revenues decreased 2%, to 2,268.3 billion yen. Software and services revenues were higher year on year as a whole because of a strong performance by the outsourcing business and other factors. Hardware revenues declined year on year, chiefly as a result of lower prices for servers, PCs and other products, although sales of telecommunication networks improved.

Operating income was down 3%, to 67.7 billion yen. In addition to the impact of lower prices, software and services earnings were held back by unprofitable projects. Hardware earnings increased despite the impact of falling prices for servers, PCs and other products due to a smaller loss in hard disk drive (HDD) operations and an improvement in earnings from telecommunications networks.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for fiscal 2004 include operating results of Hitachi GST for the period from January through December 2004.

[Electronic Devices]

	Year ended March 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,320.1	1%	12,338
Operating income	37.0	22%	346

Electronic Devices revenues increased 1%, to 1,320.1 billion yen. Higher sales of semiconductor and LCD manufacturing equipment at Hitachi High-Technologies Corporation outweighed a sharp decline in sales of displays caused by increasing weakness in the LCD market.

Operating income climbed 22%, to 37.0 billion yen as a loss in the display business caused by lower prices and other factors was outweighed by a stronger performance at Hitachi High-Technologies Corporation, mainly from semiconductor and LCD manufacturing equipment.

- more -

[Power & Industrial Systems]

	Year ended March 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,515.3	9%	23,508
Operating income	73.6	117%	689

Revenues increased 9%, to 2,515.3 billion yen. This was attributable in part to the effect of consolidating an equity-method affiliate that manufactures and sells elevators and escalators in China, and the merger with TOKICO LTD. In addition, the increase reflected higher sales at Hitachi Construction Machinery Co., Ltd. and higher sales of air-conditioning systems, industrial machinery and other products.

Operating income rose 117%, to 73.6 billion yen on higher earnings at Hitachi Construction Machinery and higher earnings from air-conditioning systems, industrial machinery and other products.

[Digital Media & Consumer Products]

	Year ended March 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,280.3	4%	11,966
Operating income	8.6	25%	81

In Digital Media & Consumer Products, revenues increased 4%, to 1,280.3 billion yen. The segment recorded higher sales of plasma TVs, optical disk drives and LCD projectors. Sales of home appliances were about the same as one year earlier despite lower sales prices.

Operating income was up 25%, to 8.6 billion yen because of higher earnings from plasma TVs, optical disk drives, LCD projectors and other products and an improvement in home appliance operations.

Note:	The optical disk drive business is conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end. Hitachi’s results for fiscal 2004 include the operating results of HLDS for the period from January through December 2004.

- more -

[High Functional Materials & Components]

	Year ended March 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,504.3	16%	14,059
Operating income	87.5	87%	818

Revenues increased 16%, to 1,504.3 billion yen. Hitachi Metals, Ltd. recorded a sharp increase in sales due to the effect of consolidating NEOMAX Co., Ltd. and strong sales to electronics- and automotive-related fields. Hitachi Chemical Co., Ltd. and Hitachi Cable, Ltd. also recorded sharply higher sales, with growth at the former reflecting strong sales, particularly to the electronics- and automotive-related fields, and growth at the latter reflecting surging IT-related demand and higher copper prices, which forced up sales prices of wires and cables and other copper products.

Operating income was up 87%, to 87.5 billion yen as Hitachi Chemical, Hitachi Metals and Hitachi Cable all turned in robust performances.

[Logistics, Services & Others]

	Year ended March 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,248.2	(1)%	11,666
Operating income	9.8	—	92

Despite the transfer of an overseas sales company’s semiconductor division to Renesas Technology Corp., revenues were unchanged at 1,248.2 billion yen as Hitachi Transport System, Ltd. and Hitachi Mobile Co., Ltd. posted healthy sales.

There was a substantial improvement in operating income, to 9.8 billion yen in the absence of one-time costs for changes in pension plans in fiscal 2003.

[Financial Services]

	Year ended March 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	529.6	(4)%	4,950
Operating income	31.0	39%	290

Revenues decreased 4%, to 529.6 billion yen, despite Hitachi Capital Corp.’s healthy performance centered on leasing business and other operations.

Operating income increased 39%, to 31.0 billion yen, a figure that includes the effect of the transfer to the Japanese government of the substitutional portion of employee pension liabilities at Hitachi Capital Corp.

- more -

(3) Revenues by Market

	Year ended March 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	5,749.6	2%	53,735

Overseas	3,277.4	10%	30,630
Asia	1,406.8	16%	13,148
North America	901.8	3%	8,429
Europe	709.7	8%	6,633
Other Areas	258.9	10%	2,420

Revenues rose in Japan and overseas due to strong performances by the Power & Industrial Systems and High Functional Materials & Components segments.

Revenues in Japan increased 2%, to 5,749.6 billion yen.

Overseas revenues climbed 10%, to 3,277.4 billion yen, mainly the result of consolidating an equity-method affiliate that manufactures and sells elevators and escalators in China, and higher sales of automotive products and materials for electronics-related products. By region, revenues generated in Asia, mainly in the Chinese market, grew significantly.

As a result, the ratio of overseas revenues to consolidated revenues increased 2 percentage points to 36%.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, rose 29%, to 382.1 billion yen, mainly due to investments related to increasing HDD output and transforming the product mix in the displays business. Depreciation, excluding leasing assets, declined 5%, to 313.8 billion yen. R&D expenditures, primarily used to accelerate the launch of new businesses and strengthen basic research, increased 5%, to 388.6 billion yen, which was 4.3% of revenues.

Financial Position

(1) Financial Position

	As of March 31, 2005
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Total assets	9,736.2	145.9	90,993
Total liabilities	6,507.3	(116.0)	60,816
Debts	2,502.5	4.9	23,387
Minority interests	921.0	122.2	8,608
Stockholders’ equity	2,307.8	139.7	21,569

Stockholders’ equity ratio	23.7%	1.1 point improvement	—
D/E ratio (including minority interests)	0.78 times	0.06 point improvement	—

- more -

Total assets at March 31, 2005 were 9,736.2 billion yen, 145.9 billion yen more than one year earlier. The increase was mainly attributable to the effect of consolidating NEOMAX Co., Ltd. and an equity-method affiliate that manufactures and sells elevators and escalators in China, as well as the merger with TOKICO LTD. and the establishment of joint ventures in the ATM business. Debts remained on a par with the previous year. Stockholders’ equity increased 139.7 billion yen, to 2,307.8 billion yen due to the increase in net income, higher capital surplus earnings and a decline in treasury stock resulting from the merger with TOKICO LTD., and a decline in the minimum pension liability adjustments following the transfer of the substitutional portion of employee pension fund liabilities to the Japanese government. As a result of these items, the stockholders’ equity ratio improved 1.1 point, to 23.7%. The debt-to-equity ratio (including minority interests) improved by 0.06 of a point to 0.78 times as stockholders’ equity increased.

(2) Cash Flows

	Year ended March 31, 2005
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	565.3	(38.0)	5,284
Cash flows from investing activities	(526.9)	(259.5)	(4,925)

Free cash flows	38.3	(297.6)	359

Cash flows from financing activities	(99.4)	275.0	(929)

Net cash provided by operating activities decreased 38.0 billion yen to 565.3 billion yen. This chiefly reflected an increase in net income and an improvement in working capital efficiency, outweighed by decrease in depreciation and amortization of unrecognized actuarial loss.

Net cash used in investing activities increased 259.5 billion yen to 526.9 billion, mainly due to the absence of significant proceeds from sales of investment securities booked in the previous fiscal year and an increase in plant and equipment investment focused on targeted businesses.

Free cash flows, the sum of operating and investing cash flows, were positive 38.3 billion yen, despite a deterioration of 297.6 billion yen from a year earlier.

Net cash used by financing activities declined 275.0 billion yen to 99.4 billion yen. This was mainly the result of decrease in payment of borrowing, despite an increase in cash dividends paid.

The net result of the above items was a decrease of 55.6 billion yen in cash and cash equivalents to 708.7 billion.

- more -

Outlook for Fiscal 2005

	Year ending March 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	9,250.0	2%	92,500
Operating income	300.0	8%	3,000
Income before income taxes and minority interests	280.0	6%	2,800
Income before minority interests	130.0	14%	1,300
Net income	55.0	7%	550

Turning to the outlook for the global economy, the Hitachi Group expects the U.S. to experience a gentle slowdown due to the end of tax incentives for capital investment, a move away from a low interest rate policy, surging prices for crude oil and other raw materials and other factors. Although there are concerns of a weakening in the pace of economic recovery in Europe as a result of this, the Asian economy is projected to be comparatively strong, supported by domestic demand in China. Consequently, despite some uncertainty regarding the global economy in the first half of the year, a moderate upturn is forecasted for the second half.

The forecast for the Japanese economy calls for a more pronounced slowdown in the first half of the year due to deflation continuing and lower plant and equipment investment in electronic components and other sectors as demand for digital consumer electronics weakens. A moderate improvement in the economy is expected in the second half of the year.

Based on this outlook, the Hitachi Group is forecasting the operating results shown above for fiscal 2005. Hitachi continues to make aggressive investments in targeted businesses, such as the April 2005 investment to make Fujitsu Hitachi Plasma Display a subsidiary in order to strengthen the plasma display business. Hitachi will also push forward ongoing reform initiatives. In Information and Telecommunications Systems, efforts will focus on enhancing Groupwide project management and reinforcing development capabilities to improve HDD profitability, while in Electronic Devices, steps will be taken to realign the product lineup centered on LCD displays. Hitachi will work to become more competitive on a consolidated basis and establish a more powerful earnings base by driving forward structural reforms that target future business development such as efforts to expand overseas business.

Projections for fiscal 2005 assume an exchange rate of 100 yen to the U.S. dollar and 130 yen to the Euro.

- more -

2. Management Policy

Basic Management Policy and Strategy

Amid intensifying competition in world markets, Hitachi aims to step up its development by delivering competitive products and services imbuing higher value for customers. By taking full advantage of the diverse resources of the Hitachi Group while at the same time reviewing and restructuring businesses, Hitachi will bolster its competitiveness. This process will be consistent with Hitachi’s basic management policy, which is to increase shareholder value by meeting the expectations of customers, shareholders, employees and other stakeholders.

In line with this basic policy, in January 2003, Hitachi unveiled a medium-term management plan, “i.e.HITACHI Plan II,” which runs through fiscal 2005 (ending in March 2006). This plan targets two primary business domains that are the focus of the Hitachi Group—“New Era Lifeline Support Solutions,” which further fuse and enhance information systems services and social infrastructure systems, and “Global Products Incorporating Advanced Technology,” where Hitachi aims to achieve strong growth in global markets by focusing on high-performance hardware and software incorporating the Hitachi Group’s sophisticated technologies and knowledge. Various measures are being pursued for growth in both of these fields.

In April 2004, Hitachi established the Hitachi Group Headquarters to accelerate group management in a manner best suited to Hitachi in two main ways: bolster the individual businesses of Hitachi Group companies, and give full play to the collective strengths of the Hitachi Group by encouraging greater inter-group collaboration. The Hitachi Group Headquarters will spearhead redoubled efforts to implement measures aimed at raising the corporate value of the Hitachi Group.

To enhance competitiveness in global markets in its various business fields, Hitachi is pushing ahead with efforts to improve productivity and cut costs by strengthening its production ability. Business structural reforms are also being implemented. In specific terms, Hitachi will examine and implement suitable measures to create growth in key fields as well as create new businesses by leveraging the group’s technological strengths and know-how; restructure the group with the aim of more effectively utilizing the group’s resources; and exit unprofitable businesses and push through restructuring measures that go beyond the Hitachi Group.

FIV* (Future Inspiration Value), a benchmark based on the estimated cost of capital, is used to make decisions on actions for strengthening businesses. In deciding on individual investments, Hitachi uses FIV to select investments that will contribute to maximizing shareholder value. Combined with a powerful drive to reduce assets, including trade receivables and inventories, Hitachi aims to raise the return on assets. Through these and other actions, Hitachi has set the goal of maintaining a single-A grade long-term credit rating by increasing asset efficiency and strengthening its financial position.

- more -

(*) FIV is Hitachi’s economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

Hitachi will also enhance corporate social responsibility initiatives and reinforce corporate governance with a view to increasing the corporate value of the Group over the long-term. Furthermore, in order to respond to any external threats to corporate value, Hitachi will examine the introduction of measures that enable it to respond to changes in the regulatory environment and other issues in a fair and neutral manner.

Through the execution of “i.e.HITACHI Plan II,” Hitachi has been aiming to transform its earnings structure into a highly profitable one in order to achieve positive FIV in fiscal 2005. At the same time, Hitachi has made up-front investments with the aim of achieving growth over the long term. One notable example was an investment to make Fujitsu Hitachi Plasma Display Limited, a subsidiary in order to bolster the plasma display business. While Hitachi has been delivering higher revenues and earnings on the whole as a result of these actions, the Hitachi Group is facing challenges posed by rapid changes in the operating environment that had not been foreseen when the “i.e.HITACHI Plan II” was formulated. The sharp rise in the cost of raw materials, a prolonged correction phase in the digital consumer electronics-related market, and an extended period of deflation in Japan and the accompanying drop in system and product unit prices, are examples of these challenges. With businesses in which Hitachi made up-front investments still also not contributing sufficiently to earnings, management believes that further reforms will be necessary.

Hitachi will continue to make aggressive investments in targeted businesses while continuously executing business structural reforms. In this way, Hitachi will reinforce measures to become more competitive on a consolidated basis and work to establish a more powerful earnings base.

3. Corporate Governance

(1) Basic Stance and Initiatives Regarding Corporate Governance

A. Corporate Governance Structure

Hitachi adopted the Committee System under the Japanese Commercial Code on June 2003. Through the adoption of the Committee System, Hitachi seeks to foster a transparent management system and to promote faster decision-making by demarcating responsibilities for management supervision and those for the execution of business operations.

Under the Committee System, the Board of Directors focuses on the functions of decision-making with respect to fundamental management policies as well as supervision of execution by the Directors and Executive Officers of their respective duties. The Board of Directors has, by resolution, delegated to the Executive Officers most of its authority to make decisions with regard to Hitachi’s business affairs. As of March 31, 2005, the Board of Directors had 14 members, 4 of whom were from outside Hitachi. Three directors served concurrently as executive officers. The Chairman of the Board does not serve concurrently as an Executive Officer. Within the Board of Directors, three statutory committees have been established—the Nominating Committee, Audit Committee and Compensation Committee—with outside Directors accounting for the majority of members of each committee. The Board of Directors has met on 14 separate occasions during the fiscal year ended March 31, 2005, and the attendance rate of Directors at those meetings was 96%. The Nominating Committee, Audit Committee and Compensation Committee met 5, 12 and 7 times, respectively, during the fiscal year ended March 31, 2005.

- more -

The Nominating Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders. The Nominating Committee consists of five Directors, three of whom are outside Directors. The Audit Committee is authorized to audit the execution by the Directors and Executive Officers of their respective duties and to determine the particulars of proposals concerning the election, dismissal and non-retention of Hitachi’s outside auditor to be submitted to the general meeting of shareholders. The Audit Committee consists of five Directors, three of whom are outside Directors. The Compensation Committee is authorized to establish a policy on the determination of the particulars of compensation for each Director and Executive Officer and to determine the particulars of compensation for each Director and Executive Officer in accordance with such policy. The Compensation Committee consists of five Directors, three of whom are outside Directors.

Executive Officers execute Hitachi’s business affairs and decide on matters pertaining to the same in accordance with the division of duties stipulated by resolutions of the Board of Directors.

B. Internal Control System and Risk Management

The main structures regarding Hitachi’s internal control and risk management is as follows. The Board of Directors adopted these resolutions to be used by the Audit Committee in performing its functions.

(a)	Board of Directors Office (the “Office”)has been established as an organization devoted solely to supporting each Committee, including the Audit Committee, as well as the Board of Directors. The Office is staffed by employees not subject to instructions or orders of Executive Officers. The Corporate Auditing and Legal & Corporate Communications departments also provide support to the Board of Directors and each Committee.

(b)	An Executive Officer or employee reports without delay to Audit Committee members matters prescribed by law, matters regarding the content of an Executive Officer’s decision in connection with an important matter that will affect Hitachi as a whole, the result of an internal audit conducted by the responsible departments, and the status of reporting under the internal report system maintained by the Executive Officers.

(c)	Records regarding decisions of an Executive Officer are prepared and preserved in accordance with Hitachi’s regulations.

(d)	Each relevant department establishes regulations and guidelines, conducts training, prepares and distributes manuals, and carries out other such measures with respect to risks associated with legal issues and compliance thereof, the environment, disasters, product quality, export control and other pertinent matters. When it becomes necessary to respond to a new risk, an Executive Officer will be promptly appointed to deal with the issue. A system enabling employees to report directly to the Directors has been established.

- more -

(e)	The business management system set forth below is to be used to continuously monitor risks arising in the course of business and to facilitate the efficient execution by Executive Officers of their responsibilities.

-	The Senior Executive Committee comprising principal Executive Officers deliberates on important issues that will affect Hitachi as a whole to facilitate the formulation of decisions based on the due consideration of the diverse factors coloring such issues.

-	In order to boost market competitiveness through the committed pursuit of profitability and by setting clearly defined goals, numerical targets are set for Hitachi as a whole and each business group and incorporated into the fiscal budget. The targets are used as the reference base for performance management.

-	Internal audits are conducted to monitor and identify the status of business operations and to facilitate improvements. In order to ensure strict compliance with its regulatory requirements, Hitachi has put in place a number of committees.

-	The Audit Committee receives the audit plans of the independent auditors in advance to facilitate the monitoring of the independent auditors and ensure that these auditors are not influenced by Executive Officers. The prior approval of the Audit Committee is required with respect to the remuneration of the independent auditors and non-audit services.

C. Internal Audits and Audits by Audit Committee

(a) Internal Audits

Hitachi’s internal audits, for which the Corporate Auditing is primarily responsible, are conducted with respect to Hitachi’s business divisions, subsidiaries and affiliates.

The Corporate Auditing examines and evaluates, in accordance with auditing standards established by Hitachi, whether the implementation of each business, including sales, personnel, labor, procurement of materials and components, production, information systems, accounting and finance, and property and asset management are being conducted properly. In addition, it specifies any improvements that need to be made as a result of such evaluation and conducts follow-up on the state of progress of those improvements. The Corporate Auditing also notifies the Audit Committee in advance of its internal audit plans and reports the results of its audit to the President and Chief Executive Officer and the Audit Committee.

Furthermore, each Hitachi division, including those responsible for compliance, the environment and export management, conducts examinations and evaluations for compliance with those laws relating to its activities and, as necessary, specifies improvements that need to be made.

(b) Audits by Audit Committee

The Audit Committee monitors whether the Directors and Executive Officers are conducting, in a legal manner, corporate management based upon an appropriate internal control system. The Audit Committee holds hearings and receives reports on a regular basis from the Directors and Executive Officers with respect to the performance of their duties. The Audit Committee sets audit policy and plans, and evaluates whether the implementation of business and property and assets management at principal business divisions and subsidiaries are being conducted properly. In addition, the Audit Committee participates in important internal committees such as the budget committee, reviews such things as materials of the Senior Executive Committee and audit reports of internal auditing departments and, as necessary, may instruct responsible internal auditing divisions with respect to such things as the divisions for which an audit should be conducted and the items upon which the audit should focus. Furthermore, the Audit Committee receives reports and explanations from independent auditors with respect to their audit plans and results, and examines Hitachi’s financial statements based upon such reports and explanations.

- more -

D. Independent Auditors

Audits of Hitachi’s financial statements under the Japanese Securities Exchange Law have been conducted by Mr. Hideo Doi, Mr. Yoshikazu Aoyagi and Mr. Naomitsu Hirayama, all of whom are certified public accountants of Shin Nihon & Co. They implement the audit, supported, when necessary, by certified public accountants, assistant certified public accountants and other employees of Shin Nihon & Co. under their supervision. Mr. Hideo Doi and Mr. Naomitsu Hirayama have audited Hitachi’s financial statements for 15 years.

E. Compensation Paid to Directors, Corporate Auditors and Executive Officers in Fiscal 2004

(a) Amount paid to Directors and Executive Officers in office after adoption of the Committee System

	Remuneration		Year-end Allowance and Performance-linked Component		Retirement Allowance
	Number	Amount paid (millions of yen)	Number	Amount paid (millions of yen)	Number	Amount paid (millions of yen)
Directors (Outside Directors)	12 (4)	233 (60)	10 (4)	41 (6)	1 (—)	7 (—)
Executive Officers	26	618	30	292	4	177

Total	38	851	40	334	5	184

Notes:	(1)	The number of Directors who received remuneration and year-end allowance excludes three Directors who serve concurrently as Executive Officers.
	(2)	The number of Executive Officers who received performance-linked component includes 7 Executive Officers who retired in the preceding year.
	(3)	All of the Executive Officers who received retirement allowance are Executive Officers who retired in the preceding year.

(b) Amount paid to Directors and Corporate Auditors in office before adoption of the Committee System

	Bonus		Retirement Allowance
	Number	Amount paid (millions of yen)	Number	Amount paid (millions of yen)
Directors	6	22	2	123
Corporate Auditors	—	—	1	20

Total	6	22	3	144

Note:	The bonus was paid to Directors who were in office between April 1, 2003 and June 25, 2003.

- more -

F. Audit Fees

The following table shows fees for audit and other services rendered by Shin Nihon & Co. and Ernst & Young for fiscal 2004.

Amount (Millions of yen)
Audit Fees	1,516
Other Fees	294

Total	1,810

(2) Personal, financial, trading and other beneficial relationships between Hitachi and outside directors

Hitachi has continuous business transactions with Nippon Steel Corporation, the chairman of the board of which is Hitachi outside Director Akira Chihaya. However, these transactions are very small in comparison with the size of operations of Nippon Steel or Hitachi. Although Hitachi has also continuous business transactions with Asahi Glass Co., Ltd., where Hitachi outside Director Hiromichi Seya serves as Senior Corporate Advisor, these transactions are very small in comparison with the size of operations of Asahi Glass or Hitachi. Furthermore, Hitachi outside Directors Toshiro Nishimura and Ginko Sato have no conflicts of interest with Hitachi. Mr. Nishimura does not act as a legal representative of, or provide legal advice as an attorney to Hitachi.

Policy on the Distribution of Earnings

Hitachi sets dividends by taking into consideration a range of factors, including its financial conditions, results of operations and payout ratio. This policy is motivated by the desire to ensure the availability of sufficient internal funds for making investments in R&D and plant and equipment that are essential for maintaining competitiveness and improving profitability based on medium- and long-term plans, as well as to ensure the stable growth of dividends. Moreover, Hitachi has adopted a flexible stance toward the acquisition of its own shares, taking business plans, financial conditions, market conditions and other factors into consideration in this respect.

- more -

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

- more -

HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2005

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 107 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2005.

SUMMARY

In millions of yen and U.S. dollars, except Net income per share (6) and Net income per American Depositary Share (7).

	The years ended March 31
	YEN (millions)		(A)/(B) X100 (%)	U.S.DOLLARS (millions)
	2005 (A)	2004 (B)		2005
1. Revenues	9,027,043	8,632,450	105	84,365
2. Operating income	279,055	184,863	151	2,608
3. Income before income taxes and minority interests	264,506	237,149	112	2,472
4. Income before minority interests	114,516	38,494	297	1,070
5. Net income	51,496	15,876	324	481
6. Net income per share Basic Diluted	15.53 15.15	4.81 4.75	323 319	0.15 0.14
7. Net income per ADS (representing 10 shares) Basic Diluted	155 152	48 48	323 317	1.45 1.42

Notes:	1.	The Company’s financial statements are prepared based on U.S. GAAPs.
	2.	Segment Information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 985 consolidated subsidiaries, including Variable Interest Entities, and 167 equity-method affiliates.

- more -

CONSOLIDATED STATEMENTS OF INCOME

	The years ended March 31
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Revenues	9,027,043	8,632,450	105	84,365
Cost of sales	6,961,270	6,710,154	104	65,059
Selling, general and administrative expenses	1,786,718	1,737,433	103	16,698
Operating income	279,055	184,863	151	2,608
Other income (Interest and dividends) (Other)	86,408 19,384 67,024	161,170 19,160 142,010	54 101 47	808 181 627
Other deductions (Interest charges) (Other)	100,957 29,057 71,900	108,884 30,855 78,029	93 94 92	944 272 672
Income before income taxes and minority interests	264,506	237,149	112	2,472
Income taxes	149,990	198,655	76	1,402
Income before minority interests	114,516	38,494	297	1,070
Minority interests	63,020	22,618	279	589
Net income	51,496	15,876	324	481

- more -

CONSOLIDATED BALANCE SHEETS

	YEN (millions)		(A)/(B) X100 (%)	U.S.DOLLARS (millions)
	As of March 31, 2005 (A)	As of March 31, 2004 (B)		As of March 31, 2005
Assets	9,736,247	9,590,322	102	90,993

Current assets	5,338,835	5,219,942	102	49,896
Cash and cash equivalents	708,715	764,396	93	6,624
Short-term investments	146,568	177,949	82	1,370
Trade receivables
Notes	132,572	142,802	93	1,239
Accounts	2,065,194	2,043,727	101	19,301
Investment in leases	526,759	451,753	117	4,923
Inventories	1,198,955	1,123,406	107	11,205
Other current assets	560,072	515,909	109	5,234

Investments and advances	894,851	908,962	98	8,363

Property, plant and equipment	2,357,931	2,232,862	106	22,037

Other assets	1,144,630	1,228,556	93	10,697

Liabilities and Stockholders’ equity	9,736,247	9,590,322	102	90,993

Current liabilities	4,064,546	3,911,054	104	37,986
Short-term debt and current installments of long-term debt	1,183,474	1,183,463	100	11,060
Trade payables
Notes	62,855	67,581	93	587
Accounts	1,246,401	1,220,033	102	11,649
Advances received	247,586	216,544	114	2,314
Other current liabilities	1,324,230	1,223,433	108	12,376

Noncurrent liabilities	2,442,818	2,712,321	90	22,830
Long-term debt	1,319,032	1,314,102	100	12,327
Retirement and severance benefits	1,033,005	1,273,509	81	9,654
Other liabilities	90,781	124,710	73	849

Minority interests	921,052	798,816	115	8,608

Stockholders’ equity	2,307,831	2,168,131	106	21,569
Common stock	282,033	282,032	100	2,636
Capital surplus	565,360	551,690	102	5,284
Legal reserve and retained earnings	1,779,198	1,760,435	101	16,628
Accumulated other comprehensive loss	(301,524)	(393,864)	—	(2,818)
(Foreign currency translation adjustments)	(90,904)	(95,786)	—	(849)
(Minimum pension liability adjustments)	(242,672)	(329,536)	—	(2,268)
(Net unrealized holding gain on available-for-sale securities)	32,996	31,499	105	308
(Cash flow hedges)	(944)	(41)	—	(9)
Treasury stock	(17,236)	(32,162)	—	(161)

- more -

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	YEN (millions)		U.S. DOLLARS (millions)
	The year ended March 31, 2005	The year ended March 31, 2004	The year ended March 31, 2005
Common stock
Balance at beginning of year	282,032	282,032	2,636

Conversion of convertible debentures	1	0	0

Balance at end of year	282,033	282,032	2,636

Capital surplus
Balance at beginning of year	551,690	562,214	5,156

Gains on sales of treasury stock	12,862	48	120
Increase (Decrease) arising from divestiture and other	808	(10,572)	8

Balance at end of year	565,360	551,690	5,284

Legal reserve
Balance at beginning of year	109,163	111,309	1,020

Transfers from (to) retained earnings	921	(1,849)	9
Transfers from (to) minority interests	130	(297)	1
Balance at end of year	110,214	109,163	1,030

Retained earnings
Balance at beginning of year	1,651,272	1,655,029	15,432

Net income	51,496	15,876	481
Cash dividends	(34,628)	(19,990)	(323)
Transfers from (to) legal reserve	(921)	1,849	(9)
Transfers from (to) minority interests	1,765	(1,492)	17

Balance at end of year	1,668,984	1,651,272	15,598

Legal reserve and retained earnings	1,779,198	1,760,435	16,628

Accumulated other comprehensive loss
Foreign currency translation adjustments
Balance at beginning of year	(95,786)	(60,948)	(895)

Current-period change	4,882	(34,838)	46

Balance at end of year	(90,904)	(95,786)	(849)

Minimum pension liability adjustments
Balance at beginning of year	(329,536)	(698,916)	(3,080)

Current-period change	86,864	369,380	812

Balance at end of year	(242,672)	(329,536)	(2,268)

Net unrealized holding gain on available-for-sale securities
Balance at beginning of year	31,499	4,874	294

Changes in unrealized holding gain	1,497	26,625	14

Balance at end of year	32,996	31,499	308

Cash flow hedges
Balance at beginning of year	(41)	(535)	(0)

Changes in the fair value of derivative financial instruments	(903)	494	(9)

Balance at end of year	(944)	(41)	(9)

Accumulated other comprehensive loss	(301,524)	(393,864)	(2,818)

Treasury stock
Balance at beginning of year	(32,162)	(1,847)	(301)
Current-period increase	14,926	(30,315)	140

Balance at end of year	(17,236)	(32,162)	(161)

Total stockholders’ equity	2,307,831	2,168,131	21,569

- more -

CONSOLIDATED STATEMENTS OF CASH FLOWS

	The years ended March 31
	YEN (millions)		U.S. DOLLARS (millions)
	2005	2004	2005
Cash flows from operating activities
Net income	51,496	15,876	481
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	425,080	436,053	3,973
Deferred income taxes	45,310	77,056	424
Loss on disposal of rental assets and other property	15,202	13,274	142
(Increase) Decrease in receivables	103,246	(187,545)	965
Increase in inventories	(95,191)	(67,026)	(890)
Increase (Decrease) in payables	(53,785)	145,234	(503)
Other	73,998	170,481	692

Net cash provided by operating activities	565,356	603,403	5,284
Cash flows from investing activities
Increase in short-term investments	47,179	10,035	441
Capital expenditures	(368,896)	(289,753)	(3,448)
Purchase of rental assets, net	(443,570)	(384,197)	(4,146)
Proceeds from sale of investments and subsidiaries’ common stock, net	51,221	190,716	479
Collection of investment in leases	301,614	340,376	2,819
Other	(114,536)	(134,590)	(1,070)

Net cash used in investing activities	(526,988)	(267,413)	(4,925)
Cash flows from financing activities
Decrease in interest-bearing debt	(39,166)	(320,477)	(366)
Dividends paid to stockholders	(34,815)	(19,961)	(325)
Dividends paid to minority stockholders of subsidiaries	(16,671)	(13,714)	(156)
Other	(8,777)	(20,283)	(82)

Net cash used in financing activities	(99,429)	(374,435)	(929)
Effect of exchange rate changes on cash and cash equivalents	5,380	(25,330)	50

Net decrease in cash and cash equivalents	(55,681)	(63,775)	(520)
Cash and cash equivalents at beginning of year	764,396	828,171	7,144

Cash and cash equivalents at end of year	708,715	764,396	6,624

Note:	In this fiscal year, the Company classified the effect of net change in inventory-related receivables from financial services as “Cash flows from operating activities” in place of “Cash flows from investing activities”. The reclassification has also been made to the presentation of the prior year’s statements of cash flows.

- more -

SEGMENT INFORMATION

(1) INDUSTRY SEGMENTS

	The years ended March 31
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Revenues

Information & Telecommunication Systems	2,268,386 21%	2,314,552 23%	98	21,200
Electronic Devices	1,320,177 12%	1,312,380 13%	101	12,338
Power & Industrial Systems	2,515,366 24%	2,297,913 22%	109	23,508
Digital Media & Consumer Products	1,280,302 12%	1,226,955 12%	104	11,966
High Functional Materials & Components	1,504,312 14%	1,297,085 13%	116	14,059
Logistics, Services & Others	1,248,296 12%	1,256,266 12%	99	11,666
Financial Services	529,695 5%	550,982 5%	96	4,950
Subtotal	10,666,534 100%	10,256,133 100%	104	99,687
Eliminations & Corporate items	(1,639,491)	(1,623,683)	—	(15,322)

Total	9,027,043	8,632,450	105	84,365

Operating income

Information & Telecommunication Systems	67,761 21%	69,932 33%	97	633
Electronic Devices	37,017 12%	30,424 15%	122	346
Power & Industrial Systems	73,661 23%	33,933 16%	217	689
Digital Media & Consumer Products	8,694 3%	6,951 3%	125	81
High Functional Materials & Components	87,514 28%	46,767 22%	187	818
Logistics, Services & Others	9,808 3%	533 0%	—	92
Financial Services	31,073 10%	22,388 11%	139	290
Subtotal	315,528 100%	210,928 100%	150	2,949
Eliminations & Corporate items	(36,473)	(26,065)	—	(341)

Total	279,055	184,863	151	2,608

Note:	Revenues by industry segment include intersegment transactions.

- more -

(2) GEOGRAPHIC SEGMENTS

	The years ended March 31
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Revenues
Japan
Outside customer sales	6,598,002 63%	6,364,411 64%	104	61,664
Intersegment transactions	937,814 9%	854,532 9%	110	8,764
Total	7,535,816 72%	7,218,943 73%	104	70,428
Asia
Outside customer sales	1,059,197 10%	993,471 10%	107	9,899
Intersegment transactions	388,249 4%	312,153 3%	124	3,629
Total	1,447,446 14%	1,305,624 13%	111	13,528
North America
Outside customer sales	798,266 8%	784,782 8%	102	7,460
Intersegment transactions	34,224 0%	25,894 0%	132	320
Total	832,490 8%	810,676 8%	103	7,780
Europe
Outside customer sales	470,792 5%	404,278 4%	116	4,400
Intersegment transactions	20,015 0%	32,949 1%	61	187
Total	490,807 5%	437,227 5%	112	4,587
Other Areas
Outside customer sales	100,786 1%	85,508 1%	118	942
Intersegment transactions	3,545 0%	2,655 0%	134	33
Total	104,331 1%	88,163 1%	118	975
Subtotal	10,410,890 100%	9,860,633 100%	106	97,298
Eliminations & Corporate items	(1,383,847)	(1,228,183)	—	(12,933)

Total	9,027,043	8,632,450	105	84,365

- more -

	The years ended March 31
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Operating income
Japan	274,389 83%	177,102 77%	155	2,565
Asia	27,538 8%	33,363 15%	83	257
North America	10,188 3%	4,733 2%	215	95
Europe	16,382 5%	10,512 5%	156	153
Other Areas	3,260 1%	3,245 1%	100	31
Subtotal	331,757 100%	228,955 100%	145	3,101
Eliminations & Corporate items	(52,702)	(44,092)	—	(493)

Total	279,055	184,863	151	2,608

(3) REVENUES BY MARKET

	The years ended March 31
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2005 (A)	2004 (B)		2005
Japan	5,749,603 64%	5,654,856 66%	102	53,735
Asia	1,406,883 15%	1,212,844 14%	116	13,148
North America	901,855 10%	873,243 10%	103	8,429
Europe	709,770 8%	655,824 7%	108	6,633
Other Areas	258,932 3%	235,683 3%	110	2,420
Outside Japan	3,277,440 36%	2,977,594 34%	110	30,630

Total	9,027,043 100%	8,632,450 100%	105	84,365

- more -

April 28, 2005

HITACHI, LTD.

UNCONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2005

(107yen = U.S.$1)

	YEN (millions)			U.S. DOLLARS (millions)
INCOME STATEMENTS	2005(A)	2004(B)	(A)/(B)×100	2005
Revenues	2,597,496	2,488,873	104%	24,276
Cost of sales	2,096,204	1,999,740	105%	19,591
Gross Profit	501,292	489,132	102%	4,685
S.G.A. expenses	506,986	481,584	105%	4,738
Operating income(loss)	(5,694)	7,548	—	(53)
Other income	87,863	61,569	143%	821
Other deductions	59,886	48,934	122%	560
Ordinary income	22,282	20,183	110%	208
Extraordinary gain	63,140	68,891	92%	590
Extraordinary loss	66,140	10,155	651%	618
Income before income taxes	19,281	78,918	24%	180
Current income taxes	(6,961)	(61,207)	11%	(65)
Deferred income taxes	15,898	100,014	16%	149
Net income	10,344	40,111	26%	97
Basic EPS (yen and dollars)	3.12	12.14	26%	0.03
Diluted EPS (yen and dollars)	3.12	12.14	26%	0.03

BALANCE SHEETS	2005/3/31(A)	2004/3/31(B)	(A)/(B)×100	3/31/2005
Current assets	1,860,523	1,909,420	97%	17,388
(Quick assets)	1,467,950	1,528,119	96%	13,719
(Inventories)	282,875	294,396	96%	2,644
(Deferred tax assets)	109,698	86,903	126%	1,025
Fixed assets	1,891,998	1,798,964	105%	17,682
(Investments)	1,275,735	1,231,360	104%	11,923
(Deferred tax assets)	96,883	123,516	78%	905
(Others)	519,379	444,088	117%	4,854
Total assets	3,752,522	3,708,385	101%	35,070

Current liabilities	1,776,593	1,819,420	98%	16,604
Fixed liabilities	610,272	515,584	118%	5,703
(Debentures)	190,000	280,000	68%	1,776
(Long-term loans)	224,533	54,428	413%	2,098
(Others)	195,739	181,156	108%	1,829
Total liabilities	2,386,866	2,335,005	102%	22,307
Stockholders’ equity	1,365,655	1,373,379	99%	12,763
Liabilities and stockholders’ equity	3,752,522	3,708,385	101%	35,070

- more -

FORECAST FOR THE YEAR ENDING MARCH 31, 2006

	Revenues	Ordinary income	Net income
Millions of Yen	2,580,000	30,000	13,000
Millions of U.S. dollars	24,112	280	121

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

###

April 28, 2005

Hitachi, Ltd.

Supplementary information for the year ended March 31, 2005

1. Summary

(1) Consolidated Basis

					(Billions of yen)
	Fiscal 2003		Fiscal 2004		Fiscal 2005 (Forecast)
	(A)	(A)/ FY 2002	(B)	(B)/(A)	1st half of FY 2005	Note 2	(C)	(C)/(B)
Revenues	8,632.4	105%	9,027.0	105%	4,400.0	102%	9,250.0	102%
C/U (Note 1) (%)	347	—	348	—	383	—	359	—
Operating income	184.8	121%	279.0	151%	70.0	55%	300.0	108%
Income before income taxes and minority interests	237.1	245%	264.5	112%	70.0	51%	280.0	106%
Income before minority interests	38.4	87%	114.5	297%	25.0	37%	130.0	114%
Income before minority interests / (Stockholders’ equity + Minority interests) (%)	1.4	—	3.7	—	—	—	—	—
Net income	15.8	57%	51.4	324%	0	—	55.0	107%
C/U (Note 1) (%)	40	—	498	—	—	—	423	—
ROE (%)	0.8	—	2.3	—	—	—	—	—
Average exchange rate (yen / U.S.$)	113	—	108	—	100	—	100	—
Net interest and dividends	(11.6)	—	(9.6)	—	—	—	—	—

Notes : 1. C/U : Consolidated basis / Unconsolidated basis

2. 1st half of FY 2005 / 1st half of FY 2004

	As of March 31, 2004	As of March 31, 2005
Cash & cash equivalents, Short-term investments (Billions of yen)	942.3	855.2
Interest-bearing debt (Billions of yen)	2,497.5	2,502.5
Number of employees	326,344	347,424
Japan	237,880	242,891
Overseas	88,464	104,533
Number of consolidated subsidiaries	956	985
Japan	545	539
Overseas	411	446

- more -

(2) Unconsolidated Basis

					(Billions of yen)
	Fiscal 2003		Fiscal 2004		Fiscal 2005 (Forecast)
	(A)	(A)/ FY 2002	(B)	(B)/(A)	1st half of FY 2005	(Note)	(C)	(C)/(B)
Revenues	2,488.8	80%	2,597.4	104%	1,150.0	100%	2,580.0	99%
Operating income	7.5	14%	(5.6)	—	—	—	—	—
Ordinary income	20.1	39%	22.2	110%	(15.0)	—	30.0	135%
Net income	40.1	142%	10.3	26%	10.0	3.8	13.0	126%
Dividend payout ratio (%)	65.9	—	352.6	—	—	—	—	—
Average exchange rate (yen / U.S.$)	112	—	107	—	100	—	100	—

Note: 1st half of FY 2005 / 1st half of FY 2004

	As of March 31, 2004	As of March 31, 2005
Cash & cash equivalents, Short-term Investments (Billions of yen)	351.4	266.3
Interest-bearing debt (Billions of yen)	594.5	670.9
Number of employees	36,582	41,069

2. Consolidated Sales by industry segment

					(Billions of yen)
	Fiscal 2003		Fiscal 2004		Fiscal 2005 (Forecast)
	(A)	(A)/ FY 2002	(B)	(B)/(A)	1st half of FY 2005	Note	(C)	(C)/(B)
Information & Telecommunication Systems	2,314.5	122%	2,268.3	98%	1,100.0	103%	2,390.0	105%
Electronic Devices	1,312.3	84%	1,320.1	101%	595.0	86%	1,260.0	95%
Power & Industrial Systems	2,297.9	100%	2,515.3	109%	1,242.0	111%	2,610.0	104%
Digital Media & Consumer Products	1,226.9	102%	1,280.3	104%	655.0	101%	1,380.0	108%
High Functional Materials & Components	1,297.0	104%	1,504.3	116%	730.0	99%	1,510.0	100%
Logistics, Services & Others	1,256.2	87%	1,248.2	99%	580.0	95%	1,215.0	97%
Financial Services	550.9	95%	529.6	96%	250.0	92%	505.0	95%
Eliminations & Corporate items	(1,623.6)	—	(1,639.4)	—	(752.0)	—	(1,620.0)	—
Total	8,632.4	105%	9,027.0	105%	4,400.0	102%	9,250.0	102%

Note : 1st half of FY 2005 / 1st half of FY 2004

- more -

3. Consolidated operating income (loss) by industry segment

					(Billions of yen)
	Fiscal 2003		Fiscal 2004		Fiscal 2005 (Forecast)
	(A)	(A)/ FY 2002	(B)	(B)/(A)	1st half of FY 2005	Note	(C)	(C)/(B)
Information & Telecommunication Systems	69.9	63%	67.7	97%	17.0	59%	82.0	121%
Electronic Devices	30.4	—	37.0	122%	12.0	40%	37.0	100%
Power & Industrial Systems	33.9	64%	73.6	217%	15.5	154%	98.0	133%
Digital Media & Consumer Products	6.9	112%	8.6	125%	(3.0)	—	(8.0)	—
High Functional Materials & Components	46.7	256%	87.5	187%	43.0	107%	100.0	114%
Logistics, Services & Others	0.5	5%	9.8	—	5.0	66%	18.0	184%
Financial Services	22.3	186%	31.0	139%	14.0	140%	32.0	103%
Eliminations & Corporate items	(26.0)	—	(36.4)	—	(33.5)	—	(59.0)	—
Total	184.8	121%	279.0	151%	70.0	55%	300.0	108%

Note : 1st half of FY 2005 / 1st half of FY 2004

4. Consolidated overseas sales by industry segment

	(Billions of yen)
	Fiscal 2003		Fiscal 2004		Fiscal 2005 (Forecast)
	(A)	(A)/FY 2002	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	687.4	252%	684.8	100%
Electronic Devices	495.9	92%	502.9	101%
Power & Industrial Systems	506.5	123%	699.2	138%
Digital Media & Consumer Products	493.7	101%	511.7	104%
High Functional Materials & Components	334.1	107%	442.8	133%
Logistics, Services & Others	421.0	72%	392.1	93%
Financial Services	38.6	103%	43.6	113%
Corporate items	0	—	0	—
Total	2,977.5	113%	3,277.4	110%	3,480.0	106%

- more -

5. Overseas production (Total revenues of overseas manufacturing subsidiaries)

	(Billions of yen)
	Fiscal 2003		Fiscal 2004
	(A)	(A)/FY 2002	(B)	(B)/(A)
Overseas production	1,490.3	144%	1,604.7	108%
Percentage of revenues	17%	—	18%	—
Percentage of overseas revenues	50%	—	49%	—

6. Consolidated capital investment by industry segment (Completion basis, including leasing assets)

			(Billions of yen)
	Fiscal 2003		Fiscal 2004		Fiscal 2005 (Forecast)
	(A)	(A)/FY 2002	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	82.0	113%	103.0	126%
Electronic Devices	39.5	43%	47.0	119%
Power & Industrial Systems	71.6	101%	98.3	137%
Digital Media & Consumer Products	31.9	91%	38.4	120%
High Functional Materials & Components	62.4	103%	75.5	121%
Logistics, Services & Others	29.2	95%	31.1	107%
Financial Services	522.8	112%	591.3	113%
Eliminations & Corporate items	(23.2)	—	(25.2)	—
Total	816.5	104%	959.5	118%	1,000.0	104%
Leasing Assets	520.3	113%	577.4	111%	600.0	104%
Other	296.1	90%	382.1	129%	400.0	105%

- more -

7. Consolidated depreciation by industry segment

			(Billions of yen)
	Fiscal 2003		Fiscal 2004		Fiscal 2005 (Forecast)
	(A)	(A)/FY 2002	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	81.3	137%	77.2	95%
Electronic Devices	52.0	46%	43.5	84%
Power & Industrial Systems	73.5	105%	73.8	101%
Digital Media & Consumer Products	37.8	93%	37.9	100%
High Functional Materials & Components	66.7	91%	65.7	99%
Logistics, Services & Others	25.7	89%	23.4	91%
Financial Services	95.4	104%	100.3	105%
Eliminations & Corporate items	3.4	91%	2.9	85%
Total	436.0	91%	425.0	97%	450.0	106%
Leasing Assets	107.1	105%	111.1	104%	120.0	108%
Other	328.8	87%	313.8	95%	330.0	105%

8. Consolidated R&D expenditure by industry segment

			(Billions of yen)
	Fiscal 2003		Fiscal 2004		Fiscal 2005 (Forecast)
	(A)	(A)/FY 2002	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	169.8	140%	164.7	97%
Electronic Devices	40.9	39%	47.3	116%
Power & Industrial Systems	69.8	108%	78.5	112%
Digital Media & Consumer Products	33.2	98%	32.1	97%
High Functional Materials & Components	43.3	104%	43.3	100%
Logistics, Services & Others	12.5	146%	5.3	43%
Financial Services	2.0	142%	2.3	116%
Corporate items	—	—	14.6	—
Total	371.8	99%	388.6	105%	404.0	104%
Percentage of revenues	4.3%	—	4.3%	—	4.4%	—

- more -

9. Consolidated balance sheets by financial and non-financial services

	(Billions of yen)
	As of March 31, 2004	As of March 31, 2005
Assets
Manufacturing, Services and Others
Cash and cash equivalents	689.9	656.2
Short-term investments	151.3	106.7
Trade receivables	1,805.1	1,854.0
Inventories	1,122.9	1,198.9
Investments and advances	825.5	814.8
Property, plant and equipment	1,941.4	2,026.4
Other assets	1,909.2	1,879.0
Total	8,445.5	8,536.5
Financial Services
Cash and cash equivalents	74.4	52.4
Trade receivables	600.6	586.5
Investment in leases	588.7	659.9
Property, plant and equipment	303.3	343.0
Other assets	495.6	515.4
Total	2,062.9	2,157.4
Eliminations	(918.1)	(957.6)
Assets	9,590.3	9,736.2

Liabilities and Stockholders’ equity
Manufacturing, Services and Others
Short-term debt	938.6	878.3
Trade payables	1,254.8	1,281.4
Long-term debt	803.9	847.2
Other liabilities	2,688.3	2,531.6
Total	5,685.7	5,538.6
Financial Services
Short-term debt	745.4	857.7
Trade payables	243.1	254.9
Long-term debt	647.8	605.0
Other liabilities	181.2	182.5
Total	1,817.7	1,900.2
Eliminations	(880.0)	(931.5)
Liabilities	6,623.3	6,507.3
Minority interests	798.8	921.0
Stockholders’ equity	2,168.1	2,307.8
Liabilities and stockholders’ equity	9,590.3	9,736.2

- more -

10. Consolidated statements of operating results by financial and non-financial services

(Billions of yen)
		Fiscal 2003		Fiscal 2004
Manufacturing, Services and Others	Revenues Cost of sales and selling, general and administrative expenses Operating income	8,333.5 8,171.0 162.4		8,754.9 8,505.9 249.0
Financial Services	Revenues Cost of sales and selling, general and administrative expenses Operating income	550.9 528.5 22.3		529.6 498.6 31.0
Eliminations	Revenues Cost of sales and selling, general and administrative expenses Operating income	(252.0 (252.0 0	) )	(257.5 (256.5 (1.0	) ) )
Total	Revenues Cost of sales and selling, general and administrative expenses Operating income	8,632.4 8,447.5 184.8		9,027.0 8,747.9 279.0

Note:	Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

# # #

April 28, 2005

Hitachi, Ltd.

SUPPLEMENTARY INFORMATION ON INFORMATION &

TELECOMMUNICATION SYSTEMS, DISPLAYS AND DIGITAL MEDIA

Note : *1.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems

(1) REVENUES AND OPERATING INCOME BY PRODUCT SECTOR *2 *3

(The upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2004			Fiscal 2005 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	102 1,071.7%	95 1,196.6%	98 2,268.3%	103 1,100.0%	108 1,290.0%	105 2,390.0%
Software & Services	102 470.0%	103 545.5%	103 1,015.5%	99 467.0%	101 553.0%	100 1,020.0%
Hardware	101 601.7%	89 651.1%	95 1,252.8%	105 633.0%	113 737.0%	109 1,370.0%
Operating income	536 28.9%	60 38.8%	97 67.7%	59 17.0%	168 65.0%	121 82.0%
Software & Services	112 23.1%	72 25.5%	86 48.6%			163 79.0%
Hardware	— 5.8	46 13.3%	140 19.1%			16 3.0%

Notes : *2.	On April 1, 2003, all hard disk drive operations were integrated with Hitachi Global Storage Technologies (Hitachi GST), a Hitachi subsidiary which started operations on January 1, 2003.

Hitachi GST has a December 31 year-end and the results for Hitachi, Ltd. for the twelve months ended March 31, 2005, includes Hitachi GST’s business results for the twelve months ended December 31, 2004.

*3.	Figures for each product exclude intersegment transactions.

- more -

2

(2) REVENUES BY PRODUCT SECTOR *2 *3

(The upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2004			Fiscal 2005 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	102 1,071.7%	95 1,196.6%	98 2,268.3%	103 1,100.0%	108 1,290.0%	105 2,390.0%
Software & Services	102 470.0%	103 545.5%	103 1,015.5%	99 467.0%	101 553.0%	100 1,020.0%
Software	90 75.2%	103 79.5%	96 154.7%
Services	105 394.8%	103 466.0%	104 860.8%
Hardware	101 601.7%	89 651.1%	95 1,252.8%	105 633.0%	113 737.0%	109 1,370.0%
Storage *4	103 300.5%	90 328.3%	96 628.8%
Servers *5	70 47.1%	72 47.6%	71 94.7%
PCs *6	93 62.1%	64 54.0%	77 116.1%
Telecommunication	116 68.2%	100 69.5%	107 137.7%
Others	114 123.8%	103 151.7%	108 275.5%

Notes: *4. Figures for Storage include disk array subsystems, hard disk drives, etc.

           *5. Figures for Servers include general-purpose computers, UNIX servers, etc.

           *6. Figures for PCs include PC servers, client PCs, etc.

(3) SAN/NAS STORAGE SOLUTIONS

(The upper row shows comparisons to the previous year; billions of yen)

	Fiscal 2004			Fiscal 2005 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	101 129.0%	102 139.0%	102 268.0%	103 133.0%	106 147.0%	104 280.0%

- more -

3

(4) HARD DISK DRIVES *7*8 *9		(The upper rows show comparisons to the previous year *10)

		Fiscal 2004
Period recorded for consolidated accounting purposes (Shipment Period)		1st half (Jan. 2004 to Jun. 2004)	2nd half *11 (Jul. 2004 to Dec. 2004)		Total *11 (Jan. 2004 to Dec. 2004)
			Three months ended Mar. 31 *11 (Oct. 2004 to Dec. 2004)
Revenues	Yen (billions of yen) U.S. dollar (millions of dollar)	112% (99%) 216.5 123% (108%) 1,998	85% (85%) 115.7 89% (89%) 1,107	90% (90%) 237.1 93% (93%) 2,200	99% (94%) 453.6 106% (100%) 4,198
Operating income (loss)	Yen (billions of yen) U.S. dollar (millions of dollar)	— (—) 4.9 — (—) 45	— (—) (6.3) — (—) (60)	— (—) (10.5) — (—) (98)	— (—) (5.6) — (—) (53)
Shipments (thousand units) *12		20,500	13,900	26,100	46,600
Consumer and Commercial	1.8/2.5inch *13 3.5inch *14	12,200 5,700	6,700 4,200	13,200 7,600	25,400 13,300
Servers *15		1,900	800	1,900	3,800
Emerging *16		700	2,250	3,440	4,140

		(The upper rows show comparisons to the previous year *10)

		Fiscal 2004	Fiscal 2005
Period recorded for consolidated accounting purposes (Shipment Period)		Three months ended Jun. 30 (Jan. 2004 to Mar. 2004)	Three months ended Jun. 30 (Actual) (Jan. 2005 to Mar. 2005) *17	Total (forecast) (Jan. 2005 to Dec. 2005)
Revenues	Yen (billions of yen) U.S. dollar (millions of dollar)	146% (108%) 112.6 162% (120%) 1,051	98% 110.8 100% 1,053	110% 500.0 119% 5,000
Operating income (loss)	Yen (billions of yen) U.S. dollar (millions of dollar)	— (—) 7.0 — (—) 65	— (11.5) — (109)	— (30.0) — (300)
Shipments (thousand units) *12		10,900	13,400	60,000 – 65,000
Consumer and Commercial	1.8/2.5inch *13 3.5inch *14	6,300 3,500	6,300 4,300
Servers *15		900	700
Emerging *16		250	2,080

- more -

4

Notes:	*7.	Figures include intersegment transactions.

	*8.	On December 31, 2002, Hitachi purchased majority ownership in a company to which IBM Corporation’s hard disk drive operations had been transferred. On January 1, 2003, the company began operating as Hitachi GST. Hitachi GST has a December 31 year-end and the results for Hitachi, Ltd. for the twelve months ended March 31, 2005, includes Hitachi GST’s business results for the twelve months ended December 31, 2004. Meanwhile, the results of Hitachi, Ltd.’s HDD operations for the period from January 1, 2003 through March 31, 2003 were included in Hitachi’s consolidated financial results for the year ended March 31, 2003. On April 1, 2003, Hitachi, Ltd.’s HDD operations were integrated in Hitachi GST.

	*9.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include Yen / dollar conversion fluctuation.

	*10.	Figures in parentheses for year-on-year comparisons represent comparisons with the combined revenues, operating income (loss) and shipments of Hitachi, Ltd.’s HDD operations prior to integration and Hitachi GST’s operations of the same period of the previous fiscal year.

	*11.	Figures had been adjusted as a result of financial audit.

	*12.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.

	*13.	Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.

	*14.	Desktop-PCs, consumer electronics applications (3.5inch), etc.

	*15.	Disk array subsystems, servers (3.5inch), etc.

	*16.	Hand held devices (1 inch), automotive (2.5 inch), etc.

	*17.	Results for HDD operations in the period from January 1, 2005 through March 31, 2005 will be included in Hitachi’s fiscal 2005 first-quarter, ending June 30, 2005 results.

2. Displays

(1) REVENUES AND OPERATING INCOME (LOSS)

(The upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2004			Fiscal 2005 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	106 126.0%	69 97.6%	86 223.7%	90 113.0%	153 149.0%	117 262.0%
Operating income (loss)	— 2.1	— (16.7)	— (14.6)	— (7.0)	— 7.0	— 0

- more -

5

(2) LCD REVENUES

(The upper rows show comparisons to the previous year; billions of yen)

	Fiscal 2004			Fiscal 2005 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	112 112.0%	66 82.0%	87 194.0%	88 98.0%	157 129.0%	117 227.0%
Large-size LCDs	93 51.0%	64 37.5%	78 88.5%	39 20.0%	59 22.0%	47 42.0%
Medium- & small-size LCDs	136 61.0%	68 44.5%	96 105.5%	128 78.0%	240 107.0%	175 185.0%

3. Digital Media

SHIPMENTS OF MAIN PRODUCTS *18

(The upper rows show comparisons to the previous year; thousand units)

	Fiscal 2004			Fiscal 2005(Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Optical Disk Drives *19	123 32,000%	119 38,000%	121 70,000%	109 35,000%	111 42,000%	110 77,000%
Plasma Displays *20	200 160%	100 140%	136 300%	150 240%	236 330%	190 570%
Projection TVs	95 190%	100 240%	98 430%	116 220%	117 280%	116 500%

Notes:	*18.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 1,000,000 units have been rounded.
	*19.	Hitachi-LG Data Storage (HLDS) has a December 31 year-end and the results for Hitachi, Ltd. for the twelve months ended March 31, 2005, includes HLDS’s business results for the twelve months ended December 31, 2004.
	*20.	The sum of plasma TV and plasma monitor shipments.

###

FOR IMMEDIATE RELEASE

Hitachi Announces New Directors

Tokyo, April 28, 2005 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced new directors in accordance with a decision taken at a meeting of Nominating Committee convened today, and is subject to approval at Hitachi’s Ordinary General Meeting of Shareholders on June 24, 2005.

1. Director Candidates <Proposed at Hitachi’s Ordinary General Meeting of Shareholders on June 24, 2005> [* New]

<Director>

Etsuhiko Shoyama, currently Director; President and Chief Executive Officer

Yoshiki Yagi, currently Director (Scheduled to be appointed to Board Director (Chair) of Hitachi, Ltd.)

Kotaro Muneoka, currently Director

Takashi Miyoshi, currently Director, Senior Vice President and Executive Officer; General Manager of Finance

<Outside Director>

Ginko Sato, currently Outside Director; Honorary President, Japan Association for the Advancement of Working Women

Hiromichi Seya, currently Outside Director; Senior Corporate Advisor, Asahi Glass Co., Ltd.

Akira Chihaya, currently Outside Director; Representative Director and Chairman of the Board, Nippon Steel Corporation

Toshiro Nishimura, currently Outside Director; Founder, Senior Counsel of Nishimura & Partners

- more -

<Director>

Isao Uchigasaki, currently Director, Hitachi Group Executive Officer; General Manager of Hitachi Group Headquarters, Hitachi Group Chief Innovation Officer; Chairman of the Board, Hitachi Chemical Co., Ltd.

Takashi Kawamura, currently Director; Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.

Yoshiro Kuwata, currently Director; Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation

Hiroshi Kuwahara, currently Director; Chairman of the Board and Representative Executive Officer, Hitachi Maxell, Ltd.

Masayoshi Hanabusa, currently Director; Chairman of the Board, Hitachi Capital Corporation

*Ryuichi Seguchi, currently Chairman of the Board, Hitachi Construction Machinery Co., Ltd.

Each committee is scheduled to be composed of the followings members (Chairman underlined)

•	Nominating Committee :

Masayoshi Hanabusa, Ginko Sato, Hiromichi Seya, Toshiro Nishimura, Etsuhiko Shoyama

•	Audit Committee :

Yoshiki Yagi, Ginko Sato, Hiromichi Seya, Toshiro Nishimura, Kotaro Muneoka,

•	Compensation Committee

Masayoshi Hanabusa, Hiromichi Seya, Akira Chihaya, Toshiro Nishimura, Etsuhiko Shoyama

2. Resigning Directors

    Tsutomu Kanai, currently Chairman of the Board

-	Scheduled to be appointed to Chairman Emeritus of Hitachi, Ltd., after the company’s Ordinary General Meeting of Shareholders in June 24, 2005.

About Hitachi, Ltd.

Hitachi, Ltd. (TSE: 6501 / NYSE:HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027 billion yen ($84.3billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

- more -

Biography of New Director

Ryuichi Seguchi

1. Date of Birth	:	November 19, 1933
2. Education
March, 1956	:	Graduated from the Faculty of Law, the University of Tokyo
3. Business Experience
April, 2005	:	Chairman of the Board, Hitachi Construction Machinery Co., Ltd.
June, 2003	:	Chairman of the Board, Representative Officer, Hitachi Construction Machinery Co., Ltd.
April, 2003	:	Chairman of the Board, Representative Director, Hitachi Construction Machinery Co., Ltd.
June, 1997	:	President & Chief Executive Officer, Hitachi Construction Machinery Co., Ltd.
June, 1993	:	Executive Vice President, Hitachi Construction Machinery Co., Ltd.
June, 1989	:	Senior Executive Managing Director, Hitachi Construction Machinery Co., Ltd.
June, 1983	:	Executive Managing Director, Hitachi Construction Machinery Co., Ltd.
June, 1981	:	Board Director, Hitachi Construction Machinery Co., Ltd.
October, 1970	:	Joined Hitachi Construction Machinery Co., Ltd.
April, 1956	:	Joined Hitachi, Ltd.

# # #

FOR IMMEDIATE RELEASE

Hitachi to Grant Incentive Stock Options

Tokyo, Japan, April 28, 2005 — Hitachi, Ltd. (NYSE:HIT / TSE:6501, the “Company”) today announced that, as a measure intended to contribute to the maximization of corporate value by heightening the motivation of directors, executive officers and employees, the Board of Directors of the Company, at the meeting held today, resolved to submit a proposal at the Ordinary General Meeting of Shareholders, to be held on June 24, 2005, regarding the issue of stock acquisition rights for the purpose of granting stock options pursuant to Article 280-20 and Article 280-21 of the Japanese Commercial Code.

The details of the proposal are as follows:

1.	Qualified persons to be allocated the stock acquisition rights (the “Rights”)

Directors, executive officers and employees of the Company

2.	Class and number of shares to be issued upon exercise of the Rights

Not more than 1,500,000 shares of the Company’s common stock (the “Common Stock”) in total.

In the event that the Company splits or consolidates its Common Stock, the number of shares to be issued upon exercise of the Rights shall be adjusted according to the following formula.

Number of shares after adjustment	=	Number of shares before adjustment	×	Ratio of stock split or consolidation

Any fraction less than one share derived in consequence of adjustment shall be rounded down to the nearest one share.

- more -

3.	Total number of the Rights to be issued

Not more than 1,500 Rights in total. The number of shares to be issued upon exercise of each Right shall be 1,000, which shall be adjusted in accordance with the preceding provision (2. above).

4.	Issue price of the Rights

No consideration shall be paid.

5.	Amount to be paid upon exercise of the Rights

The amount to be paid per share upon exercise of the Rights (the “Exercise Price”) shall be 1.05 times of the average of the closing price (including indication of any bid or offer) of a Common Stock on the Tokyo Stock Exchange on each of the thirty consecutive trading days commencing on the forty-fifth trading day preceding the issue date (excluding the number of days on which no closing price is quoted), any fraction less than one yen shall be rounded up to the nearest one yen. However, in the event that the price is less than the closing price of the issue date (or if no closing price is quoted on the issue date, the latest closing price before the issue date shall be applied), the Exercise Price shall be 1.05 times of the closing price of the issue date.

In the event that the Company issues new shares or reissues its own shares at price less than the market price (excluding the issue of shares resulting from the exercise of the stock acquisition rights) after the issue date, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	Number of shares already issued	+	Number of new shares to be issued	×	Amount to be paid per share

Market price per share before issue

				Number of shares already issued	+	Number of new shares to be issued

In the above formula, the number of its own shares shall be excluded from the number of shares already issued. In the case of the reissue of its own shares, “Number of new shares to be issued” means “Number of its own shares to be reissued” and “Market price per share before issue” means “Market price per share before reissue.”

Upon stock split or consolidation of Common Stocks, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

Exercise Price After adjustment	=	Exercise Price before adjustment	×	1

Ratio of stock split or consolidation

- more -

6.	Period during which the Rights may be exercised

The Rights will be exercisable within a three-year period following one year from the issue date.

7.	Conditions for exercise of the Rights

(1)	In the event a person holding the Rights loses the position of director, executive officer or employee of the Company, such person may exercise the Rights only within the succeeding six months of such event. In the event of the death of the person, the Rights cannot be exercised.

(2)	Other terms of exercising the Rights shall be subject to the provisions in granting agreement between the Company and each qualified person.

8.	Cancellation of the Rights

The Company may cancel the Rights at any time without consideration.

9.	Restriction on the transfer of the Rights

The approval by the Board of Directors of the Company shall be required for transfer of the Rights.

Note:

The issue of the Rights above is subject to the approval by shareholders at the 136th Ordinary General Meeting of Shareholders to be held on June 24, 2005.

# # #